

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Jeff Epstein
Co-Chief Executive Officer
Apex Technology Acquisition Corporation
533 Airport Blvd, Suite 400
Burlingame, CA 94010

> **Re: Apex Technology Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Response dated April 28, 2021**
> **File No. 333-252712**

Dear Mr. Epstein:

We have reviewed your April 28, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Response dated April 28, 2021

Critical Accounting Policies and Estimates
Equity-Based Compensation, page 222

1. We note your letter dated April 28, 2021 and we request additional analysis supporting your estimated fair value of shares of the Company's common shares. Please tell us how you considered the September 2020 financing arrangement that valued non-voting common stock at a purchase price of $53.40 per share as it relates to the retrospective estimated fair value per voting common stock of $34.32 on August 12, 2020. Provide the factors that resulted in this significant increase over a short period of time. Explain in greater detail why your valuation remained flat for the first eight months of the year then spiking in September and November while revenue appears to have been consistent throughout 2020. Your fourth quarter revenue for 2020 appears to have been in line with the earlier quarters of 2020 and does not present a similar spiking that your valuation reports. Further, please contrast your bullet point regarding how COVID-19 affected your operations as described in your response letter to the disclosures on page 201 of your MD&A. For example, you disclose that "AvePoint has not experienced any material negative impacts" and "despite global headwinds and market volatility, during the year

ending December 31, 2020 AvePoint experienced a 31% increase in revenue." These factors suggest that your valuation would be increasing over this period of time of instead of remaining flat and then spiking. Please advise. In addition, please quantify the impact of each factor that you list to support the difference between the August 12, 2020 valuation and November 23, 2020, the date of the announced proposed business combination.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian D. Paulson